

May 30, 2013

<u>Via e-mail</u>
Mr. William Boecke
Vice President, Chief Financial Officer
Hittite Microwave Corporation
2 Elizabeth Drive
Chelmsford, MA 01824

> **Re: Hittite Microwave Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 000-51448**

Dear Mr. Boecke:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations, page 51

1. When discussing your provision for income taxes on page 53, you disclose that as a result of a global expansion project in 2012, your effective tax rate increased 2.3% but will decrease in the future. Please explain to us why the rate increased in 2012 and what factors will cause the rate to decline in future periods.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Foreign Currency Translation, page F-11

2.   Please provide us the analysis you performed under FASB ASC 830-10-45 in concluding that your functional currency in Ireland is the U.S. dollar. We note that your functional currency in each of your other foreign operations is the respective local currency.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant